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                             May 27, 2021

       Jonathan Poulin
       Chief Executive Officer
       SOAR Technology Acquisition Corp.
       405 Lexington Avenue, 48th Floor
       New York, New York 10174

                                                        Re: SOAR Technology
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 17, 2021
                                                            File No. 333-253273

       Dear Mr. Poulin:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Capitalization, page 93

   1. Please provide a note to explain the increase in the accumulated deficit to $429.1 million
                                                        on an    as adjusted
basis, which appears to reflect recognition of deferred offering costs allocated to the
warrants liability upon completion of the planned offering, as discussed on page F-12.
 Jonathan Poulin
FirstName  LastNameJonathan
SOAR Technology   AcquisitionPoulin
                              Corp.
Comapany
May        NameSOAR Technology Acquisition Corp.
     27, 2021
May 27,
Page 2 2021 Page 2
FirstName LastName
       You may contact Franklin Wyman at 202-551-3660 or Kate Tillan at 202-551-3604 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Ada Sarmento at 202-551-3798 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Christopher Cummings, Esq.